Exhibit 99.2

Item 7 from 35’s Organizational Meeting

AGENT FOR SERVICE OF PROCESS IN STATE OF WASHINGTON

RESOLVED, that 35’s initial agent for service of process in the State of Washington, and such person’s address, shall be as follows:

Corporation Service Company

6500 Harbour Heights Parkway, Suite 400, Mukilteo, WA 98275

(800) 927-9800